July 27, 2007
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	WCA Waste Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Fiscal Quarter Ended March 31, 2007 File No. 0-50808
Dear Mr. Decker:
          In this letter, we have set forth the responses of WCA Waste Corporation (the “Company”) to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 13, 2007 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 37

Comment 1
We have read your response to comment three from our letter dated June 15, 2007. We note that you refer to EBIT in your segment footnote. However, you refer to operating income (loss) for each segment in your revised MD&A. Please revise your segment footnote consistent with your revised MD&A by including operating income (loss) for each segment. For consistency, you should consider using only operating income (loss) rather than EBIT in your segment footnote. You also indicate that you will provide management’s overview of the results with significant changes. You should discuss the business reasons for changes between periods in the “revenues” and “operating income (loss)” of each geographical segment, including the “corporate” column. Please show us what your revised disclosure for the year ended December 31, 2006 compared to December 31, 2005 will look like.
Response:
In regard to the segment footnote, we will omit the presentation of EBIT and replace it with Operating Income to match the disclosure within MD&A.
In regard to enhancing the MD&A, the Company’s expansion through acquisition program continues to be the dominant factor impacting the comparability of years. We have emphasized the impact of acquisitions and the importance of our acquisition program in our filings. However, in future filings we will identify the regions which were impacted by acquisitions in the period covered by the filings. Specifically, we will modify the table in the executive overview section of MD&A to identify the region of each acquisition completed. We believe this will provide the reader assistance in comparing the changes within the regions. Such a table would appear as follows:

Company	Location	Region	Date	Operations
Texas Environmental Waste	Houston, TX	II	July 13, 2004	Collection
Ashley Trash Service	Springfield, MO	I	August 17, 2004	Collection
Power Waste	Birmingham, AL	Other	August 31, 2004	Collection
Blount Recycling	Birmingham, AL	Other	September 3, 2004	Collection, Landfill & Transfer Station
Translift, Inc.	Little Rock, AR	II	September 17, 2004	Collection
Rural Disposal, Inc.	Willow Springs, MO	I	November 12, 2004	Collection
Trash Away, Inc.	Piedmont, SC	IV	November 30, 2004	Collection & Transfer Station
Eagle Ridge Landfill	St. Louis, MO	I	January 11, 2005	Collection & Landfill
MRR Southern, LLC	High Point/Raleigh, NC	IV	April 1, 2005	Landfill, Transfer Station & MRF
Triangle Environmental	Raleigh, NC	IV	May 16, 2005	Collection
Foster Ferguson	El Dorado Springs, MO	I	May 16, 2005	Collection
Triad Waste	High Point, NC	IV	May 31, 2005	Collection
Proper Disposal	Chanute, KS	I	May 31, 2005	Collection
Fort Meade Landfill	Fort Meade, FL	III	October 3, 2005	Landfill
Meyer & Gabbert	Sarasota/Arcadia, FL	III	October 3, 2005	Collection, Landfill & Transfer Station
Pendergrass Refuse	Springfield, MO	I	October 4, 2005	Collection
Andy’s Hauling	Sarasota, FL	III	October 21, 2005	Collection
Transit Waste	Durango, CO/ Bloomfield, NM	Other	February 10, 2006	Collection & Landfill
Fort Myers Transfer Station	Fort Myers, FL	III	August 10, 2006	Transfer Station
WCA of St. Lucie, LLC	St. Lucie, FL	III	October 2, 2006	Transfer Station
Sunrise Disposal, LLC	Springfield, MO	I	December 28, 2006	Collection

In addition to modifying the table to highlight the acquisitions by region, we will expand the discussion of segment related changes related to revenue, cost of services, depreciation and amortization and general and administrative expenses as requested that would be specific to such segments and an overall view of cost increases that are prevalent across all regions. Additionally, we will copy the segment table from the footnotes to the MD&A to facilitate the readers’ understanding of the changes in specific regions. The MD&A for the year ended December 31, 2006, would be as follows:
“The following tables set forth the components of operating income by major operating segments (Region I: Kansas, Missouri; Region II: Arkansas, Texas; Region III: Florida; Region IV: North Carolina, South Carolina; Other: Alabama, Colorado, New Mexico, Tennessee) for the years ended December 31, 2006 and 2005 and the changes between the segments for each category (in thousands):

	2006
	Region I	Region II	Region III	Region IV	Other	Corporate	Total
Revenue	$48,849	44,383	21,097	17,480	17,688	—	149,497
Cost of services	35,253	27,199	10,251	10,805	12,483	—	95,991
Depreciation and amortization	4,837	4,913	2,903	2,846	3,224	347	19,070
General and administrative	—	—	—	—	—	11,010	11,010

Operating income (loss)	8,759	12,271	7,943	3,829	1,981	(11,357)	23,426

	2005
	Region I	Region II	Region III	Region IV	Other	Corporate	Total
Revenue	44,480	38,166	4,109	14,941	12,447	—	114,143
Cost of services	30,631	23,433	2,256	8,554	9,059	—	73,933
Depreciation and amortization	4,653	4,649	657	2,430	2,276	130	14,795
General and administrative	—	—	—	—	—	8,311	8,311

Operating income (loss)	9,196	10,084	1,196	3,957	1,112	(8,441)	17,104

	Increase/(Decrease) in 2006 compared to 2005
	Region I	Region II	Region III	Region IV	Other	Corporate	Total
Revenue	$4,369	6,217	16,988	2,539	5,241	—	35,354
Cost of services	4,622	3,765	7,995	2,252	3,424	—	22,058
Depreciation and amortization	184	264	2,246	416	948	217	4,275
General and administrative	—	—	—	—	—	2,699	2,699

Operating income (loss)	(437)	2,188	6,747	(129)	869	(2,916)	6,322
Revenue. Total revenue for the year ended December 31, 2006 increased $35.4 million, or 31.0%, to $149.5 million from $114.1 million for the year ended December 31, 2005. Our growth in revenue between the periods has been primarily driven by acquisitions. We believe acquisitions contributed $22.1 million of the increase while internal volume growth contributed $7.5 million of the increase. Price increases contributed $2.8 million, and pricing from fuel surcharges added $3.0 million. The financial results of completed acquisitions are generally blended with existing operations and do not have separate financial information available. The above table reflects the total increase in revenue in each operating region. As previously indicated in the “Acquisition Strategy Overview” paragraph, each region except Region II reflected one or more acquisitions in either 2005 or 2006. These acquisitions were the key factors leading to the revenue growth in these regions. Our largest acquisition completed in the periods presented was in Region III which reflected the largest increase in revenue. We believe that the majority of the growth in Region II can be attributed to volume increases primarily associated with new collection and hauling contracts in our Texas residential operations.
Cost of services. Total cost of services for the year ended December 31, 2006 increased $22.1 million, or 29.8%, to $96.0 million from $73.9 million for the year ended December 31, 2005. We believe that our acquisition program accounted for most of the increase in cost of services, followed by internal volume growth as each of the regions reflected increases in cost of services in amounts reasonably proportional to the increase in revenues. For acquisitions within our existing markets, the acquired entities are merged into our existing operations and those results are indistinguishable from the remainder of the operations. As indicated above, each of our regions experienced growth through either acquisition or expanded volumes and they each reflected a corresponding increase in their cost of services. Region III reflects the largest acquisitions in the period and reflects the largest increase of cost of services from the prior year. Other than Region I, the cost of service margin remained consistent. Region I, cost of services was negatively impacted by the impact of a liner damaged by a third party in 2006 which led to repair costs and higher transportation costs for rerouting the waste stream. The impact of these losses totaled $0.4 million in 2006. Other regions were also impacted by increased costs associated with acquisitions as outlined. Furthermore, certain operating costs increased as a percentage of revenue across all regions.
Fuel costs increased from 7.1% of revenue to 7.5% in 2006 related to higher costs for diesel and other fuels and insurance increased from 3.1% of revenue in 2005 to 4.2% in 2006. Overall cost of services decreased to 64.2% of revenue from 64.8% last year. Reductions in operating costs as a percentage of revenue were achieved related to certain licenses and fees, landfill site expenses and field administrative costs which are semi-fixed and do not increase proportionally with revenue. While our fuel surcharges continue to cover a portion of the increase in fuel costs, fuel costs have a dilutive effect on operating margins. Other than volatility in fuel prices, inflation has not materially affected our operations.
Depreciation and amortization. Depreciation and amortization expenses for the year ended December 31, 2006 increased $4.3 million, or 28.9%, to $19.1 million from $14.8 million for the year ended December 31, 2005. These increases can be attributed to acquisitions, capital expenditures, and increased amortization corresponding with increased landfill volume usage.”

General and administrative. The Corporate segment reflects our general and administrative costs. Total general and administrative expense increased $2.7 million, or 32.5%, to $11.0 million for the year ended December 31, 2006 from $8.3 million for the year ended December 31, 2005. The increase is primarily attributable to increases in payroll-related costs, insurance costs and the write-off of acquisition costs as well as costs associated with operating the company airplane, partially offset by a reduction in legal expenses. The general and administrative expense also includes a $0.6 million increase in stock-based compensation expense recognized in each year related to earned compensation from restricted stock grants under the 2004 WCA Waste Corporation Incentive Plan. Overall, general and administrative expenses remained just under 7.5% of revenue in each of the periods presented.
          We believe this enhanced disclosure will provide the reader with the necessary information to adequately evaluate the results of operations for each of the periods and provides a management view of the significant changes between years.
          Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 292-2400.

Regards,
/s/ Charles A. Casalinova
Charles A. Casalinova
Chief Financial Officer

cc:	Kevin Mitchell (WCA Waste Corporation) Robert Bullis (KPMG) Jeff Dodd (Andrews Kurth LLP)